Exhibit 6.1

Amended and Restated Property Management Agreement

between

Roots Real Estate Investment Community I, LLC,

and

Roots REIT Management, LLC

dated as of

April 14, 2025

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AMENDED AND RESTATED Property Management Agreement

This AMENDED AND RESTATED PROPERTY MANAGEMENT AGREEMENT (this “Agreement”), dated as of April 14, 2025 (the “Effective Date”), is entered into between ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC, a Georgia limited liability company (“Owner”), and ROOTS REIT MANAGEMENT, LLC, a Georgia limited liability company (“Manager”), a wholly-owned subsidiary of Seed InvestCo, LLC, a Georgia limited liability company (“Seed”).

WITNESSETH

WHEREAS, the Manager is a wholly-owned subsidiary of Seed;

WHEREAS, Seed is the sponsor of the Tier 2 offering pursuant to Regulation A under the Securities Act of 1933, as amended, being conducted by the Owner;

WHEREAS, Manager, either directly, or by and through Seed, provides various services to Owner, including, but not limited to, finding, acquiring and curating real property and the improvements thereon and selling them to Owner;

WHEREAS, Owner owns, either directly or through wholly-owned limited liability companies (in either case, purchased from Seed), various properties located throughout the State of Georgia, and previously engaged the Manager to manage, operate, maintain, and service the Property pursuant to the terms of that certain Property Management Agreement, by and between the Owner and the Manager, effective as of January 1, 2022 (the “Original Agreement”) ,

WHEREAS, as of the Effective Date, the Owner and the Manager desire to amend, restate, supersede and replace the Original Agreement in its entirety pursuant to the terms of this Agreement to fix errors in Article IX of the Original Agreement to clarify that certain items of compensation “may” be paid to the Manager instead of “shall” be paid to the Manager.

NOW, THEREFORE, in consideration of the foregoing and the covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. The following defined terms shall have the meanings set out below:

(a) “Affiliate” shall mean with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with the person or entity in question. For purposes hereof, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and/or policies of any person or entity, whether through the ownership of voting securities, by contract, or otherwise.

(b) “Agreement” shall have the meaning set forth in the Preamble.

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(c) “Business Day” shall mean any weekday except for those weekdays that a banking institution within the State of Georgia is required by said state to be closed (a “Holiday”). Should this Agreement require an act to be performed or a notice to be given on a Saturday, Sunday, or Holiday, the act shall be performed or notice given on the following Business Day.

(d) “Effective Date” shall mean the date set forth in the Preamble.

(e) “Emergency” shall mean a situation that, in the good faith and reasonable determination of Manager, presents an imminent threat of personal injury or material damage to the Property or property of others.

(f) “Laws” shall mean all applicable present and future federal, state, county, municipal, or other governmental laws, statutes, ordinances, codes, regulations, decrees, and orders relative to the leasing, management, ownership, use, operation, repair, maintenance, or occupancy of the Property.

(g) “Loan Documents” shall mean all documents, instruments, and notes evidencing or securing a loan secured by the Property or any interest therein, including any mortgage, deed of trust, or other security agreement, which is held by a third party unaffiliated with Owner or any member therein.

(h) “Loss” shall mean any and all damages, demands, claims, payments, obligations, actions or causes of action, assessments, losses, liabilities, costs, and expenses, including, without limitation, penalties, interest on any amount payable to a third party, lost income and profits, and any legal or other expenses (including, without limitation, reasonable attorneys’ fees and expenses) reasonably incurred in connection with investigating or defending any claims or actions, whether or not resulting in any liability. Notwithstanding the foregoing, in no event shall the term “Loss” include consequential, punitive, or special damages.

(i) “Operating Account” shall mean a separate bank account or accounts selected by Owner, in the name of Owner or a limited liability company wholly-owned by Owner that has title to the Property, under which the funds therein are held in trust for and owned by Owner.

(j) “Property” shall mean, collectively, certain real property(ies) together with any improvements now or hereafter located thereon, and any and all other assets of Owner with respect thereto, owned by the Owner and communicated to (and agreed to by) the Manager to be included as a subject property governed by this Agreement, including, but not limited to, all personal property, Owner’s interest in all leases, contracts, warranties, rents, issues, profits, and revenues, and any other right, title, and interest in and to the aforesaid assets.

ARTICLE II
APPOINTMENT AND TERM

Section 2.01 Appointment. Owner hereby engages and appoints Manager as the manager of the Property with the responsibilities and obligations and on the terms and conditions herein set forth, and Manager does hereby accept such appointment.

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Section 2.02 Term of Agreement. Manager’s duties and responsibilities under this Agreement shall begin on the Effective Date and continue for a period of five (5) years thereafter, unless earlier terminated as expressly provided herein (such period, the “Initial Term”), and shall automatically renew for successive two (2) year periods thereafter (each additional two (2) year period referred to herein as a “Renewal Term” and each Renewal Term, along with the Initial Term, collectively referred to herein as the “Term”). Either party may terminate this Agreement by written notice to the other party given at least sixty (60) days prior to the end of the Initial Term or any Renewal Term, as applicable.

Section 2.03 Delegation of Duties. Manager is permitted, in its sole and absolute discretion, to delegate and/or assign any of its rights, duties and responsibilities hereunder to a third-party, including Seed or any other Affiliate.

ARTICLE III
REAL ESTATE DUE DILIGENCE SERVICES

Section 3.01 Description of Real Estate Due Diligence Services. The Manager will be responsible for finding prospective properties suitable for the Owner’s investment strategy (the “Prospective Properties”), performing due diligence on the Prospective Properties, negotiating terms for purchase of the Prospective Properties, facilitating the initial funding for the acquisition of the Prospective Properties, and executing the purchase of the Prospective Properties in the name of Seed, either directly for Seed or through one of Seed’s wholly-owned limited liability companies (collectively referred to herein as, the “Real Estate Due Diligence Services”). The Real Estate Due Diligence services shall include, but not be limited to:

(a) Seeking and finding the Prospective Properties through market research, market due diligence analysis, word of mouth, inherent real estate industry knowledge, proprietary sources, paid market data, and cost comparison analytics compared to perceived fair market value and tenant vacancy;

(b) Assessing the value-add cost needs for the Prospective Properties;

(c) Managing the overall spend on Prospective Properties based on available capital, both equity capital and debt capital, at both Seed and Owner; and

(d) Advising on, preparing, negotiating and entering into, on behalf of Seed and for the benefit of Owner, agreements with respect to the acquisition of the Prospective Properties, including binding and non-binding term sheets and purchase agreements.

ARTICLE IV
GENERAL PROPERTY MANAGEMENT RESPONSIBILITIES

Section 4.01 General Management Duties. Manager shall manage, operate, lease, maintain, and service the Property in a manner consistent with professional property management services for similar properties in the market where the Property is located. Manager shall perform the services set forth herein and such other services as may be reasonably requested by Owner consistent herewith in managing, operating, leasing, maintaining, and servicing the Property. Manager shall act as a fiduciary to Owner regarding the Property, in accordance with, and subject to the terms of, this Agreement, and in this capacity, Manager shall deal at arm’s length with all third parties and serve Owner’s interests at all times. Manager shall be available for communication with Owner and keep Owner advised of all items that affect the Property in any significant manner.

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Section 4.02 Leasing.

(a) Manager shall be Owner’s exclusive leasing agent for the Property and shall perform all leasing functions for the Property. Manager shall use commercially reasonable efforts to lease all vacant space in the Property. Manager shall negotiate leases and extensions, renewals, and modifications thereof. Manager shall obtain and review tenant references and financial information to ascertain all prospective tenants’ financial ability to meet lease obligations. Manager shall plan and coordinate the moving in and moving out of tenants and shall oversee the performance of all construction, tenant improvement, alteration, and decoration work, if any.

(b) Manager shall prepare advertising plans and promotional materials, if any, to be used for leasing and re-leasing purposes, and which shall be prepared in full compliance with all Laws affecting the leasing and/or advertising of real property in the State of Georgia.

(c) Manager is authorized to negotiate, approve, and execute on behalf of Owner, any lease for the Property. Manager shall maintain all tenant files, any other records that relate to any tenant, and all keys or access codes, as applicable, to the rental units.

Section 4.03 Rent Collection and Lease Compliance.

(a) Manager shall use commercially reasonable and diligent efforts to: (i) collect all rents and other charges that may become due at any time from any tenant or from others in connection with the Property (including additional rental for operating expenses, taxes, insurance, and common area maintenance charges); (ii) collect and identify any income due Owner from miscellaneous services provided to tenants or the public including, without limitation, parking income and tenant storage, if any; and (iii) investigate and enforce compliance with the terms of all leases, including adherence to non-monetary covenants, obligations, and restrictions under the leases. All monies collected shall be deposited in the Operating Account, net any fees or reserves due and owing to Manager. Manager may, at Owner’s expense, institute suit for rent or for use or occupancy, or institute proceedings for recovery of possession. In connection with any collection efforts by Manager, only legal counsel and collection agencies designated in writing by Owner shall be retained.

(b) As part of the services provided, Manager shall facilitate the “Live In It Like You Own It” program for all tenants, as well as the potential investment into Owner’s offering.

Section 4.04 Property Compliance.

(a) Manager shall operate the Property in compliance with all Laws, tenant leases, and the terms of the Loan Documents and shall be responsible on behalf of Owner for monitoring whether or not the Property is in compliance with the same.

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(b) If Manager obtains knowledge of or receives any notices of violation of any Laws, default under any lease, or non-compliance with the Loan Documents, Manager shall: (i) promptly notify Owner not later than two (2) Business Days after Manager obtains knowledge or receipt thereof; and (ii) use commercially reasonable efforts to obtain Owner’s approval before making any expenditure required to remedy such violation or default or otherwise remedying such violation or default, except in the case of an Emergency.

Section 4.05 Property Maintenance and Capital Improvements.

(a) Manager shall maintain the Property or cause the Property to be maintained in accordance with the standards specified in this Agreement, and as otherwise reasonably directed by Owner. Such maintenance shall include exterior grounds and landscaping services, repairs to improvements, maintenance of mechanical systems and equipment, and such other normal maintenance, alteration, and repair work as may be reasonably necessary or advisable. Manager shall use commercially reasonable efforts to ascertain the existence of any contractor or subcontractor warranty or guaranty covering any defect or item requiring repair and to submit a request to the appropriate contractor or subcontractor to repair the defect as necessary. Manager shall keep detailed records of all alterations, repairs, and other work performed at the Property.

(b) Manager shall oversee all repairs, maintenance, and capital improvements of the Property expressly approved in accordance with this Agreement, or otherwise requested and/or approved in writing by Owner, whether by providing direct engineering or construction support or acquiring this support from a qualified third-party construction manager or an Affiliate construction manager. If Manager provides engineering or construction support directly or through its Affiliate, such compensation shall be consistent with industry standards. Manager’s duties under this subsection shall include, without limitation, monitoring the design and construction of tenant improvements as required or permitted under the leases and any other construction or reconstruction at the Property as required by Owner. On request, Manager shall furnish Owner with reports summarizing the repairs, improvements, and replacements being constructed on the Property, which reports shall also summarize any material problems or issues that may result in connection with such work.

(c) Manager may make capital improvements or repairs for the Property as directed by Owner.

Section 4.06 Property Operations.

(a) Manager shall obtain and verify bills for real estate and personal property taxes, improvement assessments, and other like charges, which are or may become liens against the Property. Manager shall cause the bills to be properly processed and paid by Owner (or, if applicable, through any escrow established by a mortgage lender) before incurring any late fees or charges. Any payments to be made “under protest” are to be checked by Manager to ensure that they are properly marked and filed with the appropriate authorities. Manager shall use commercially reasonable efforts to ensure that Owner is given the opportunity, if Owner elects, to appeal the real estate and private property taxes assessed against the Property.

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(b) Manager shall arrange for all services necessary for the operation of the Property, including, but not limited to, services related to electricity, gas, water and sewer, telephone, pest control, telecommunications, landscaping, security, parking lot maintenance, and trash removal, as applicable.

Section 4.07 Disposition Services. Manager shall cooperate with and provide transaction support to Owner in connection with the financing or sale of the Property, including assistance in finding a purchaser of the Property. On receipt of written notice from Owner of its decision to finance or sell the Property, Manager shall cooperate with Owner’s sale personnel, Owner’s finance personnel, any broker engaged by Owner for the sale or financing of the Property, and any prospective lender or purchaser. Manager shall consult with Owner and provide guidance on market conditions and potential suitors for purchase of one or all of the Owner’s Property portfolio. The services described in this Section 4.07 shall be referred to as “Disposition Services.”

ARTICLE V
REPORTING AND RECORD KEEPING

Section 5.01 Books of Account. Manager shall maintain adequate and separate books and records for the Property, the entries to which shall be supported by sufficient documentation to ascertain that said entries are properly and accurately recorded to the Property. Manager shall maintain such books and records electronically, or at a location as may be approved in writing by Owner. Manager shall maintain the books and records for the Property using systems designated by Owner. Manager shall provide such control over accounting and financial transactions consistent with industry standards to protect Owner’s assets from theft, error, or fraudulent activity on the part of Manager’s employees, contractors or other agents.

Section 5.02 Ownership of Books and Records. All books, records, lease and sale information, computer programs (if supplied by Owner), correspondence, and property related records are property of Owner, shall be considered confidential and proprietary to Owner’s interest, and shall be held and maintained by Manager in confidence.

ARTICLE VI
BANK ACCOUNTS

Section 6.01 Operating Account. Manager shall deposit all rents and other funds collected from the operation of the Property, including any and all advance rents, into the Operating Account from time-to-time and no less frequently than once a month, subject to any cash management or lockbox agreement requirements established by Owner or under the Loan Documents, and subject to setoff for the payment of the compensation due and owing to Manager pursuant to the terms of this Agreement. Manager shall cooperate with Owner and any lender regarding any cash management and lockbox arrangements required by Owner or the Loan Documents. Manager acknowledges and agrees that the Operating Account, and all funds therein, are held in trust for and owned by Owner. Owner may direct Manager to change any depository bank or the depository arrangements in Owner’s sole discretion.

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ARTICLE VII
INSURANCE

Section 7.01 Property and Liability Insurance. Unless otherwise directed by Owner, Manager, at Owner’s expense, shall obtain and keep in force in Owner’s name: (a) property insurance; (b) commercial general liability insurance; and (c) such other insurance as may be required by Owner or the lender under the Loan Documents. Each of the policies shall be in amounts contemplated in the Loan Documents or as designated by Owner. The cost of the foregoing insurance policies shall be an operating expense of the Property and shall be paid by the Owner. Manager and Seed shall be a named insured on all property insurance and an additional insured on all liability insurance for the Property.

Section 7.02 Subcontractor’s Insurance. Manager shall require that all subcontractors brought onto the Property have the following insurance coverage (and provide certificates of insurance evidencing such insurance coverage), at the subcontractor’s expense, in industry standard amounts (or higher): (a) workers’ compensation; (b) commercial general liability (including comprehensive auto liability covering all owned, non-owned, and hired automobiles); and (c) such other insurance as may be necessary or desirable based on the nature of the subcontractor. Manager may waive any of the above requirements in its reasonable discretion. Higher amounts may be required by Owner if the work to be performed is hazardous.

Section 7.03 Insurance Claims. Manager shall promptly investigate all accidents, claims, or damage relating to the ownership, operation, and maintenance of the Property and any damage or destruction to the Property of which it becomes aware. Manager shall prepare a written notice to the applicable insurance company describing the matter at issue and Manager shall send a copy of such notice to Owner contemporaneously with sending such notice to the insurance company. If any such accident, claim, damage, or destruction shall result in the commencement of a lawsuit or other similar proceeding, Manager shall, at Owner’s cost, provide such services in connection therewith as shall reasonably be necessary. Owner or its insurance carrier shall have the exclusive right, at Owner’s option, to conduct the defense of any claim, demand, liability, or suit for which Owner is responsible under this Agreement or which is covered by Owner’s insurance.

ARTICLE VIII
LIABILITY; INDEMNITY

Section 8.01 Indemnity of Manager. Owner shall, and Owner does hereby agree to, indemnify, defend, and hold harmless Manager and its Affiliates, and the Manager’s Affiliates’ respective members, managers, directors, officers, and employees (collectively, the “Manager Indemnified Parties”) from and against any Loss (except to the extent covered by insurance carried by Manager or Owner or required to be carried by Manager hereunder) which the Manager Indemnified Parties may suffer or incur, or which may be asserted against the Manager Indemnified Parties, whether meritorious or not, and which arises in connection with the performance of Manager’s duties and obligations under the terms of this Agreement resulting from Owner’s gross negligence, fraud, or willful misconduct, which indemnity shall continue notwithstanding the expiration or earlier termination of this Agreement regarding any occurrence preceding such expiration or termination.

Section 8.02 Indemnity of Owner. Manager shall, and Manager does hereby agree to, indemnify, defend, and hold harmless Owner and Owner’s members, managers, directors, officers, and employees (collectively, the “Owner Indemnified Parties”) from and against any Loss (except to the extent covered by insurance carried by Manager or Owner or required to be carried by Owner hereunder) which the Owner Indemnified Parties may suffer or incur, or which may be asserted against the Owner Indemnified Parties, whether meritorious or not, to the extent caused by the gross negligence, fraud or willful misconduct of Manager or its agents or employees, which indemnity shall continue notwithstanding the expiration or earlier termination of this Agreement regarding any occurrence preceding such expiration or termination.

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ARTICLE IX
MANAGER COMPENSATION AND EXPENSE REIMBURSEMENT

Section 9.01 Acquisition Fee. During the term hereof, for the provision of Real Estate Due Diligence Services from Manager to Owner, among other things, Owner may pay the Manager a one-time acquisition fee per acquisition of each Prospective Property, equal to three percent (3%) of the initial purchase price of each Prospective Property by Seed, which will be paid at or shortly after the initial closing on the property.

Section 9.02 Property Management Fee. During the term hereof, Owner shall pay the Manager a property management fee calculated as 10% of all revenue generated by the Company, including rent collected for each month from the real property portfolio (the “Property Management Fee”), and such Property Management Fee shall be payable monthly in arrears, within fifteen (15) days following the last day of each calendar month.

Section 9.03 Leasing Fee. Owner may pay the Manager a leasing fee for any new lease or renewal lease entered into with a Resident of a Property. The fee is equal to $500 for any new lease entered into, and $250 for any lease renewal.

Section 9.04 Maintenance and Repair Reserves. Owner will pay the Manager a fixed dollar amount per month per Property that is agreed upon between the parties and set at the time the Owner assigns a Prospective Property to the Manager for management. This fee is based on the condition and anticipated needs of that particular Prospective Property. This fee is paid monthly. This fee will cover the cost of normal maintenance and unexpected repairs on the specific Prospective Property. Any cost for covered maintenance and repairs over and above this fee will be paid for by the Manager. This fee does not cover capital improvement costs and normal wear and tear conversion costs.

Section 9.05 Capital Improvement and Conversion Costs. Owner will be responsible for all capital improvements done to a Property after the Owner’s acquisition of the Property, as well as the costs of refreshing or renovating a Property owned by the Owner when leases expire and a Property requires updating prior to renting again. These costs may include, but are not limited to, new paint, carpet, minor repairs, and other updates that may be needed to re-lease the Property at appropriate market rates, as determined solely by the Manager. In the event the Manager incurs and/or advances any of these costs on behalf of Owner, the Owner agrees to reimburse the Manager for such costs and expenses within five (5) days after Manager submits written proof of the cost of same.

Section 9.06 Disposition Fee. During the term hereof, for the provision of the Disposition Services from Manager to Owner, among other things, Owner may pay Manager an one-time disposition fee per disposition of each Property, which shall be calculated on the final disposition value when a Property is sold, utilized in a 1031 exchange or otherwise disposed of by the Manager on behalf of Owner, equal to three percent (3%) of the of the final disposition value, which will be paid at or shortly after the disposition of the Property.

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ARTICLE X
TERMINATION

Section 10.01 Termination on Manager Default. The occurrence of any one or more of the following events shall be deemed to be a default hereunder upon which the Owner shall have the right, at Owner’s option, to immediately terminate this Agreement:

(a) Manager materially breaches this Agreement and such breach is not cured within ninety (90) days after receipt by Manager of written notice by Owner specifying the nature of the breach, provided that if such breach is not reasonably susceptible of being cured within such ninety (90)-day period, Manager shall not be in default of its obligations hereunder unless Manager fails to commence or undertake to cure such breach within such ninety (90)-day period or thereafter fails to diligently prosecute such cure to completion.

(b) Manager files a petition for bankruptcy, reorganization, or arrangement under any federal or state statute, or makes an assignment for the benefit of creditors, or takes advantage of any insolvency statute, or an involuntary petition of bankruptcy or insolvency under the laws of the federal government or of any state is filed against Manager and Manager shall fail to dismiss the same within sixty (60) days.

(c) Manager intentionally misappropriates any funds of Owner or has committed fraud or willful misconduct in the performance (or non-performance) of its obligations hereunder that have a material adverse effect on Owner or the Property; provided, however, as to fraud or misappropriation of funds, the unauthorized acts of Manager’s employees or agents in misappropriating any funds of Owner or committing a fraud shall not be considered grounds for termination if on Manager’s obtaining knowledge of such misappropriation of funds or fraud: (i) the losses, damages, and/or liabilities (if any) caused thereby are promptly reimbursed to Owner by Manager; and (ii) Manager takes appropriate action to ensure that the individual who committed such act is no longer employed by the Manager and no longer acting on behalf of the Manager regarding the Property.

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ARTICLE XI
NOTICES

All notices, requests, consents, claims, demands, waivers, and other communications hereunder (each, a “Notice”) shall be in writing and delivered to the addresses set out below, by one of the following methods: (a) hand delivery, whereby delivery is deemed to have occurred at the time of delivery; (b) a nationally recognized overnight courier company, whereby delivery is deemed to have occurred the Business Day following deposit with the courier; (c) registered United States mail, signature required and postage-prepaid, whereby delivery is deemed to have occurred on the third Business Day following deposit with the United States Postal Service; or (d) electronic transmission (email) if the transmission is on a Business Day, whereby delivery is deemed to have occurred the following Business Day on which electronic transmission is completed:

If to Owner:

Name: Roots Real Estate Investment Community, I, LLC

Attn: Roots REIT Management, LLC, Manager

c/o Larry Dorfman
Address: 1344 La France St NE

Atlanta, GA 30307
Telephone: 404-732-5910
Email: ldorfman@investwithroots.com

With a copy to:	Name: Williams Business Law, LLC Attn: Michael P. Williams, Esq. Address: 600 Houze Way, Suite E2 Roswell, GA 30076 Telephone: 470-567-3411 Email: mike@williamsbusinesslaw.com
If to Manager:	Name: Roots REIT Management, LLC Attn: Seed InvestCo, LLC c/o Daniel Dorfman Address: 1344 La France Street NE Atlanta, GA 30307 Telephone: 404-732-5918 Email: ddorfman@investwithroots.com
With a copy to:	Name: Williams Business Law, LLC Attn: Michael P. Williams, Esq. Address: 600 Houze Way, Suite E2 Roswell, GA 30076 Telephone: 470-567-3411 Email: mike@williamsbusinesslaw.com

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ARTICLE XII
MISCELLANEOUS

Section 12.01 No Partnership; Limited Agency. Nothing herein contained shall constitute or be construed to be or create a partnership or joint venture between Owner and Manager and Manager is and shall remain an independent contractor in connection herewith. Manager shall act solely as the agent of Owner in the performance of its duties and obligations under this Agreement regarding the Property only, and shall not exceed the authority granted by Owner as the same may be amended by Owner from time to time while this Agreement is in effect.

Section 12.02 Assignment. This Agreement and all rights hereunder shall be assignable by Manager without Owner’s prior written approval, to a duly qualified Affiliate of Manager. Manager shall promptly notify Owner in writing of any such assignment. This Agreement is not assignable by Owner, without Manager’s prior written consent. This Agreement shall inure to the benefit of and be binding on the parties hereto and their respective successors and assigns to the extent assignment is permitted hereunder.

Section 12.03 Subordination. This Agreement and any and all rights of Manager hereunder are and shall be subject and subordinate to any financing respecting the Property (including any mezzanine or preferred equity financing) or any portion thereof, and all renewals, extensions, modifications, consolidations, and replacements thereof (collectively, the “Financings”). This section shall be self-operative and no further instrument of subordination shall be required. In confirmation of such subordination, Manager shall promptly execute, acknowledge, and deliver any instrument that Owner or the holder of any such Financings may reasonably request. Manager shall not unreasonably withhold its consent to any amendment to this Agreement reasonably required by a lender if such amendment does not increase manager’s financial obligations hereunder or have a material adverse effect on Manager’s rights hereunder.

Section 12.04 Amendments. Except as otherwise herein provided, any and all amendments, additions, or deletions to this Agreement or any Schedules shall be null and void unless approved by the parties in writing.

Section 12.05 Headings. Any captions or headings used in this Agreement are for convenience only and do not define or limit the scope of this Agreement.

Section 12.06 Complete Agreement. This Agreement supersedes and take the place of any and all previous property management agreements entered into between the parties hereto relating to the Property.

Section 12.07 Governing Law. This Agreement shall be deemed to have been made and shall be governed by and construed and interpreted in accordance with the laws of the State of Georgia, without regard to such jurisdiction’s principles of conflicts of law. The parties hereto submit to personal jurisdiction in the State of Georgia for the enforcement of the provisions of this Agreement and waive any and all rights to object to such jurisdiction for purposes of litigation to enforce this Agreement.

Section 12.08 JURY TRIAL WAIVER. OWNER AND MANAGER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER IN CONTRACT OR TORT) BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR PERFORMANCE HEREUNDER.

Section 12.09 Non-Waiver. The failure of Owner or Manager to seek redress for violation or to insist on the strict performance of any covenant, agreement, provision, or condition of this Agreement shall not constitute a waiver of the terms of such covenant, agreement, provision, or condition, and Owner and Manager shall have all remedies provided herein and by applicable law regarding any subsequent act which would have originally constituted a violation.

Section 12.10 Attorneys’ Fees. In the event of any controversy, claim, or dispute between the parties hereto arising out of or relating to the Property or this Agreement or the breach hereof, the prevailing party shall be entitled to recover from the losing party reasonable expenses, attorneys’ fees, and costs.

Section 12.11 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 12.12 Counterparts. This Agreement may be executed in multiple counterparts, all of which, when taken together, shall constitute one and the same document.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement the date and year first written above.

OWNER:

Roots Real Estate Investment Community I, LLC,
a Georgia limited liability company.

By:	Roots REIT Management, LLC
Its:	Manager

By:	/s/ Larry Dorfman
Name:	Larry Dorfman
Title:	Manager

By:	/s/ Daniel Dorfman
Name:	Daniel Dorfman
Title:	Manager

MANAGER:

Roots REIT Management, LLC,
a Georgia limited liability company.

By:	/s/ Larry Dorfman
Name:	Larry Dorfman
Title:	Manager

By:	/s/ Daniel Dorfman
Name:	Daniel Dorfman
Title:	Manager

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